SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                              Trans Financial, Inc.

                                (Name of Issuer)


                                  COMMON STOCK

                         (Title of Class of Securities)


                                   89323 N 102

                                 (CUSIP Number)


                         ------------------------------






Check the following box if a fee is being paid with this statement.   X




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                                       13G

                             CUSIP NO. - 89323 N 102


(1)      Name of reporting person......              Trans Financial Bank,
                                                     National Association

         S.S. or I.R.S. No. Of
         above person............................    61-0156617



(2)      Check the appropriate box
         if a member of a group...............      (a)_________________________
                                                    (b)_________________________


(3) SEC use only...............................



(4)      Citizenship or place of
         organization............................   National Bank, United States



Number of shares beneficially owned by each reporting person with:
         (5)      Sole voting power...........                  734,380.2333
         (6)      Shared voting power........                     12,720
         (7)      Sole dispositive power......                1,041,843.8669
         (8)      Shared dispositive power...                     12,720



(9)      Aggregate amount beneficially
         owned by the reporting person...            1,110,918



(10)     Check if the aggregate amount
         in Row (9) excludes certain shares.....     ______________



(11)     Percent of class represented by
         amount in Row (9)...................                 9.8%



(12)     Type of reporting person............                 BK


Item 1(a).        Name of Issuer.
                  Trans Financial, Inc.
Item 1(b).        Address of Issuer's Principal Executive Offices.
                  500 East Main
                  Bowling Green, Kentucky 42101
Item 2(a).        Name of Person Filing
                  Trans Financial Bank, National Association, as trustee under certain private trusts, as Trustee under the Trans Financial Bancorp Employee Stock Ownership Plan and Trust Agreement, and
                  as  Trustee  under  the  Trans   Financial   Bancorp   Savings
                  Investment Plan and Trust Agreement.

Item 2(b).        Address of Principal Business Office.
                  500 East Main
                  Bowling Green, Kentucky 42101
Item 2(c).        Citizenship.
                  Trans Financial Bank, National Association, is a national banking association organized under the laws of the United States.
Item 2(d).        Title of Class of Securities
                  Common Stock
Item 2(e).        CUSIP Number.
                  89323 N 102
Item 3.  Filing Status.
                  Trans Financial Bank, National Association, is a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 and files this statement pursuant to Rule 13d-1(b).

Item 4.  Ownership.
                  (a)      Amount Beneficially Owned:
                           1,110,918 shares
                  (b)      Percent of Class:
                           9.8 %


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                  (c)      Number of shares as to which person has:
                           (i) Sole power to vote or to direct the vote 734,380.2333 shares(1)
                           (ii) Shared power to vote or to direct the vote 12,720 shares(2)
                           (iii)    Sole power to dispose or direct the
                                    disposition of 1,041,843.8669 shares(3)
                           (iv) Shared power to dispose or to direct the disposition of 12,720 shares(4)

         Item 5.  Ownership of Five Percent
                           or Less of a Class.
                           Not Applicable.
         Item 6.  Ownership of More than Five Percent on
                           Behalf of Another Person.
                           See Notes to Item 4.
         Item 7.  Identification and Classification of the Subsidiary
                           which Acquired the Security Being Reported on by the Parent Holding Company.
                           Not Applicable.

         Item 8.  Identification and Classification of
                           Members of the Group.
                           Not Applicable.
         Item 9.  Notice of Dissolution of Group.
                           Not Applicable.
         Item 10. Certification.
         By signing below, I, Jay B. Simmons, certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 10, 1996                              /s/ Jay B. Simmons
                                                     ------------------
Jay B. Simmons
                                       Senior Vice President and General Counsel
                                      Trans Financial Bank, National Association






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         (1)Includes 183,110 shares (1.6 % of the class) held as Trustee under the Trans Financial Bancorp Employee Stock Ownership Plan,  380,695 shares
(3.4 % of the class) held as Trustee under the Trans Financial Bancorp Savings Investment Plan and Trust Agreement and 170,575.2333 shares (1.5 % of the class) held as trustee under various private trusts.

         (2)Includes 12,720 shares (0.1 % of the class) held as trustee under various private trusts.

        (3)Includes 546,728 shares (4.8 % of the class) held as Trustee under the Trans Financial Bancorp Employee Stock Ownership Plan and Trust Agreement, 380,695 shares (3.4 % of the class) held as Trustee under the Trans Financial Bancorp Savings Investment Plan and Trust Agreement and 114,420.8669 shares (1.0 % of the class) held as trustee under various private trusts.

        (4)Includes 12,720 shares (0.1 % of the class) held as trustee under various private trusts.